1(212) 318-6275

rachaelschwartz@paulhastings.com

September 5, 2012	75302.00008

VIA EDGAR

Brion R. Thompson, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Helios Total Return Fund, Inc.
File Nos.: 333-183026 and 811-05820

Dear Mr. Thompson:

This letter responds to your written comments communicated to the undersigned on August 23, 2012, with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of Helios Total Return Fund, Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2012 (SEC Accession No. 0001193125-12-332050).

The Fund’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. To the extent a comment is applicable to another part of the Registration Statement, we will make the corresponding change(s) accordingly.

Prospectus: Cover Page

Comment 1: The third sentence of the first paragraph states that “[t]he Rights entitle the holders to purchase one new Common Share for every [ ] Rights held.” The Fund is reminded that a transferable rights offering may not issue more than one share for every three Rights held. Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940 (the “1940 Act”). See Association of Publicly Traded Investment Funds (SEC Staff No-Action Letter (Aug. 2, 1985)); and Pilgrim Regional Bank Shares, Inc. (SEC Staff No-Action Letter (Dec. 11, 1991)).

Response 1: The Fund acknowledges that in connection with a transferable rights offering, the Fund may not issue more than one share for every three Rights held.

Brion R. Thompson, Esq.

September 5, 2012

In a 1977 release, the SEC’s Division of Investment Management stated its position that an offering of transferable rights at below net asset value by a closed-end registered investment company to its existing shareholders could fall within the exemption of Section 23(b)(1) of the 1940 Act, so long as the offering met certain conditions.1 In said Release, the Staff took the position that, “with respect to all rights offerings, the directors must make a good faith determination that the offering would result in a net benefit to existing shareholders.”2 In a series of subsequent no-action letters, as referenced in your written comments, the Division and the SEC staff further articulated the following conditions that a transferrable rights offering at below net asset value must meet to fall within the Section 23(b)(1) exemption:

•	the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimus effect of not offering fractional rights);

•	the closed-end investment company’s management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and

•	the ratio of the offering does not exceed one new share for each three rights held.[3]

The Fund represents that the Offer will comply with the above-mentioned conditions. Furthermore, the Board of the Fund, based upon the information provided by the Fund investment adviser and the Dealer Manager, will consider these conditions in approving the rights offering and in determining, in good faith and in exercise of their reasonable business judgment, that the Offer is likely to result in a net benefit to existing Common Shareholders of the Fund.

Comment 2: This paragraph states that shareholders who fully exercise all Rights are entitled to subscribe for additional Common Shares covered by any unexercised Rights. Please explain to us what the Fund will do if the Common Shares are not sold, e.g., deregister them.

1 Division of Investment Management Interpretive Position Relating to Rights Offerings by Closed-End Investment Companies Below Net Asset Value, Investment Company Act Rel. No. 9932, 1977 SEC LEXIS 829 (Sept. 15, 1977)(the “1977 Release”).

2 Id.

3 Association of Publicly Traded Investment Funds, SEC No-Action Letter, 1985 WL 54277 (Aug. 2, 1985).

Brion R. Thompson, Esq.

September 5, 2012

Response 2: If all of the Shares registered pursuant to the Registration Statement are not issued in connection with the Offer, the Fund anticipates that it will deregister the unissued Shares within a reasonable time after the completion of the Offer.

Comment 3: Please delete the following words “NOR ANY STATE SECURITIES COMMISSION” from the legend required by Rule 481(b)(1) under the Securities Act of 1933 (the “1933 Act”). See Item 1.h. of Form N-2.

Response 3: This language has been deleted.

Prospectus: Prospectus Summary – Distribution Arrangements

Comment 4: Disclosure in this section states that the Fund and the Adviser have agreed to indemnify the Dealer Manager against certain liability under the 1933 Act. Please explain to us how this agreement to indemnify the Dealer Manager does not violate the provisions of Section 17(i) of the 1940 Act against an investment company protecting its principal underwriter from liability for the principal underwriter’s willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations to such investment company.

Response 4: The indemnification by the Fund and the Adviser of the Dealer Manager excludes any loss, claim, liability, expense or damage arising by reason of the Dealer Manager’s willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the Dealer Manager’s reckless disregard of its obligations and duties under the Dealer Manager Agreement. Accordingly, the indemnification does not violate the provisions of Section 17(i) of the 1940 Act.

Prospectus: Prospectus Summary – Investment Objective and Principal Investment Strategy

Comment 5: Disclosure in this section states that the Fund will normally invest at least 25% of its total assets in privately issued mortgage backed and asset backed securities. The staff’s position is that all privately issued mortgage backed securities represent an investment in a single industry. Other types of asset backed securities also represent an investment in an industry that is determined by the industry of the asset underlying such asset backed security (e.g., auto loans, credits cards). Accordingly, please revise the disclosure here and where appropriate throughout the registration statement to state separately that the Fund will invest at least 25% of its total assets in privately issued mortgage backed securities. In addition, revise the disclosure to state the extent of the Fund’s investments in other types of asset backed securities identifying the industry or industries of the asset underlying such asset backed securities.

Brion R. Thompson, Esq.

September 5, 2012

Response 5: The disclosure has been revised to state that the Fund will invest at least 25% of its total assets in privately issued mortgage backed securities. Supplementally, the Fund responds that it will not invest more than 25% of its total assets in any other type of asset backed security in a single industry.

Prospectus: Use of Proceeds

Comment 6: Please provide disclosure stating how long it will take to invest all or substantially all the proceeds of this offering in accordance with the Fund’s investment objective. See Guide 1 to Form N-2.

Response 6: The disclosure has been updated as follows:

“The Adviser anticipates that investment of the net proceeds of the Offer in accordance with the Fund’s investment objectives and policies will take approximately three months after completion of the Offer. However, the investment of the net proceeds may take up to six months from completion of the Offer, depending on market conditions and the availability of appropriate securities.

Prospectus: Certain Provisions of the Charter

Comment 7: This section describes provisions of the Fund’s Charter that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions, or to modify its structure. Please add disclosure in this section regarding the rationale for adopting these provisions, and the positive and negative effects of these provisions. See Guide 3 to Form N-2.

Response 7: The Fund has added the below disclosure:

“These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Fund to negotiate first with the Board. The Fund believes that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms. The Board of Directors has determined that the following voting requirements, which are generally greater than the minimum requirements under Maryland law and the 1940 Act, are in the best interests of shareholders generally.”

Brion R. Thompson, Esq.

September 5, 2012

Comment 8: The staff has taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a matter inconsistent with Section 18(i) of the 1940 Act. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010))(http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Since the Fund is organized as a Maryland corporation, please provide an affirmative statement that the Fund has not opted-in to the Maryland Control Share Acquisition Act.

Response 8: The Fund confirms that it has not opted-in to the Maryland Control Share Acquisition Act.

Statement of Additional Information: Investment Restrictions

Comment 9: As discussed earlier, the staff’s position is that all privately issued mortgage backed securities represent an investment in a single industry separate and apart from other types of asset backed securities. Accordingly, please delete the words “and other asset backed” from Investment Restriction 3.

Response 9: The Fund has deleted “and other asset backed” in order to clarify Investment Restriction 3. As previously discussed with Mr. Thompson, the Fund believes that this clarification does not change the Fund’s fundamental investment policy with respect to its concentration in privately issued mortgage backed securities.

Comment 10: Investment Restriction 3 also includes the following language, “and other investments that the Fund’s investment adviser determines have the same primary economic characteristics as mortgage backed and other asset backed securities not issued or guaranteed as to principal by the U.S. Government or its agencies or instrumentalities (also referred to as “privately issued mortgage backed and asset backed securities”)”. It is the staff’s position that a fund may not reserve the freedom of action to concentrate or not to concentrate in an industry without clearly indicating when and under what specific conditions any changes between concentration and non-concentration will be made. The language of Investment Restriction 3 above appears to grant the Fund’s advisor the ability to determine whether an instrument is a privately issued mortgage backed security without any clearly defined standards. Accordingly, please delete such language from Investment Restriction 3.

Response 10: The Fund has deleted the above referenced language in order to further clarify Investment Restriction 3. Again, as previously discussed with Mr. Thompson, the Fund believes that this clarification does not change the Fund’s fundamental investment policy with respect to its concentration in privately issued mortgage backed securities.

Statement of Additional Information: Biographical Information

Comment 11: Please revise the caption for the third column to clarify that the information therein discloses other directorships held by the Fund’s directors during the past five years.

Brion R. Thompson, Esq.

September 5, 2012

Response 11: The caption has been revised.

Statement of Additional Information: Compensation of Directors

Comment 12: Please add disclosure to the second column specifying the number of investment companies within the Fund Complex. See Instruction 6 to Item 18.13(a) of Form N-2.

Response 12: The disclosure has been added.

General Comments

Comment 13: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 13: The Fund acknowledges the comment.

Comment 14: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 14: The Fund acknowledges the comment.

Comment 15: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response 15: The Fund acknowledges the comment and will identify any such omitted information prior to filing the final pre-effective amendment.

Comment 16: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response 16: The Fund has no present expectation to submit any exemptive application or no-action requests in connection with the Registration Statement.

Comment 17: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Brion R. Thompson, Esq.

September 5, 2012

Response 17: The Fund acknowledges the comment and has prepared this response letter to accompany the filing of a pre-effective amendment to the Fund’s registration statement.

Comment 18: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 18: The Fund acknowledges the comments.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

FOR PAUL HASTINGS LLP